February 23, 2007


Mr. David R. Humphrey
Accounting Branch Chief
Securities and Exchange Commission
100 F Street N.E.
Mail Stop 3561
Washington D.C. 20549


Re:  Air Methods Corporation
     Form 10-K for the Year Ended December 31, 2005
     Commission File Number: 000-16079


Dear Mr. Humphrey,

Pursuant to your comment letter dated November 27, 2006 and our phone conversation on December 6, 2006 with yourself and Kristin Shifflett, as well as various partners from KPMG LLP, Air Methods requested a Preferability Letter from KPMG LLP that would allow the company to change our accounting policy to reflect our estimated uncompensated care as a reduction of revenue. Our request to KPMG LLP for the Preferability Letter was predicated upon some of the reasons that we discussed in our phone conversation (i.e. there were other companies within our industry who were presenting flight revenue and estimated uncompensated care on a net basis and some ambiguities within the AICPA's Audit and Accounting Guide, Health Care Organizations (the "Guide") as to what comprises "other adjustments").

From our perspective, the primary ambiguity in the Guide revolves around whether revenue and estimated uncompensated care should be reflected in the income statement on a gross or a net basis and, as a result, has lead to different income statement presentations for companies operating within the emergency medical care transport industry. To our knowledge, there are currently two companies that report revenue and estimated uncompensated care on a gross basis and two companies that report revenue and estimated uncompensated care on a net basis. These two different presentations have no doubt caused confusion to investors as well as others.

Based upon our recent research and interpretation of the Guide, Air Methods believes that our historical accounting policy is consistent with the Guide and in accordance with GAAP. However, Air Methods believes that the wording in the current Guide would also support the recognition of revenue net of an adjustment for estimated uncompensated care, and further believes that this alternative method is the more preferable method for the following reasons:

     - Section 1.25 of the Guide states that revenue should be recorded at the provider's established rates less the provision for contractual discounts and "other adjustments". Section 5.02 of the Guide goes on to state that "other adjustments" would include reductions relating to legislation or regulation and to "provider policy or practice". Since Air Methods does not pre-screen patients or refuse service to any patient based upon their ability to pay, we believe that this would qualify as an "other adjustment" pursuant to the "provider policy or practice" portion of Section 5.02. Air Methods has made a conscious business decision to accept patients regardless of their ability to pay as part of its overall business operating philosophy. Reporting revenues net of estimated uncompensated care relating to this business operating philosophy would seem allowable under the provisions of Sections 1.25 and 5.02 of the Guide.

     - "Other Adjustments" could include amounts not expected to be collected related to estimated uncompensated care.

     - Air Methods has sufficient experience to estimate the portion of a bill sent to an uninsured patient that will go unpaid.

     - Based on our research and recent discussions with KPMG, the Guide is currently being updated due to certain ambiguities and inconsistencies with SAB
104. It is our understanding that the updated Guide will address the accounting for and presentation of uncompensated care more specifically. The expected release date of the updated Guide is not known at the current time.

In summary, based upon our particular set of facts, we believe estimated uncompensated care as we provide it fits within "other adjustments" and, we believe that changing our method from a gross reporting method to a net reporting methods as of December 31, 2006 is acceptable. Commencing with our December 31, 2006 Form 10-K, we will adopt a new accounting policy for revenue recognition pursuant to FASB Statement No. 154. Subsequent to this accounting change, our financial statements and all of our financial information will reflect revenue and estimated uncompensated care on a net basis.

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As  part  of  this response, Air Methods acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filings, that the staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings, and Air Methods may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at 303-792-7400 if you should have any further questions or comments.

Sincerely,

/s/ Trent J. Carman

Trent J. Carman
Chief Financial Officer
Air Methods Corporation